EXHIBIT (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 30, 2008, and the accompanying Letter of Transmittal, as they may be amended or supplemented, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Merrill Lynch & Co. (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
Datascope Corp.
at
$53.00 Net Per Share
by
DaVinci Merger Sub, Inc.
an Indirect Wholly Owned Subsidiary
of
Getinge AB

DaVinci Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Getinge AB, a Swedish Aktiebolag (“Getinge”), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Datascope Corp., a Delaware corporation (“Datascope”), together with the associated Rights issued pursuant to the Rights Agreement, dated May 22, 1991, as amended, by and between Datascope and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent, at a purchase price of $53.00 per Share, net to sellers in cash, without interest and subject to any required withholding of taxes (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (the Offer to Purchase and Letter of Transmittal are collectively referred to as the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, OCTOBER 28, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), by and among Getinge, the Purchaser and Datascope. The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is also subject to other conditions set forth in Section 14 — “Conditions of the Offer” in the Offer to Purchase. The Offer is not subject to a financing condition.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Datascope (the “Merger”), with Datascope continuing as the surviving corporation. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Datascope, Getinge or the Purchaser, all of which will be cancelled and shall cease to exist, and Shares owned by Datascope stockholders who have properly exercised and perfected their rights to appraisal under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Datascope Board of Directors, among other things, unanimously (i) approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders, (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL, if applicable, inapplicable to each of the Offer and the Merger, and (iii) recommended that the holders of the Shares accept the Offer, tender their Shares in the Offer, and adopt the Merger Agreement and the Merger to the extent required by applicable law.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Datascope stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering Datascope stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, at the end of October 28, 2008, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser (a) must extend the Offer for one or more periods of 5 business days each if, at the scheduled Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer” in the Offer to Purchase) have not been satisfied or waived, and (b) may, without the consent of Datascope, commence a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”)) for 3 to 20 business days to acquire outstanding Shares if all of the conditions of the Offer are satisfied but the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Getinge, is less than 90% of the outstanding Shares (the “Subsequent Offering Period”). The Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff of the SEC or the NASDAQ Stock Market applicable to the Offer.

Any extension, delay, termination, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain tendered, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, as it may be extended, and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 29, 2008. If the initial offering period has expired and the Purchaser elects to effect a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn.

For a withdrawal to be effective, a tendering stockholder must deliver a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the stockholder’s name, the number of Shares that he or she wants to withdraw, and, if Share Certificates have been tendered, the name of the registered holder of Shares as shown on the Share Certificate, if different from the tendering stockholder’s name, and the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn. An Eligible Institution (as defined in the Offer to Purchase) must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Datascope has provided the Purchaser with Datascope’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Datascope stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and they will be furnished promptly at Getinge’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll Free (800) 328-5614

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

Four World Financial Center
New York, New York 10080
Toll Free: (877) 653-2948
International Callers: (609) 818-8000

September 30, 2008